                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 F O R M 11 - K

 [X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended            December 31, 1998
                          -------------------------------------------------
                                           OR

 [ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to
                               -------------------    ---------------------

     Commission file number   000-14553      [F&M Bancorporation, Inc.]
                           --------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              F&M BANCORPORATION, INC. RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            F&M BANCORPORATION, INC.
                                 ONE BANK AVENUE
                               KAUKAUNA, WI 54130

                            F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

                                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                          Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------


                                TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT..............................................................3

FINANCIAL STATEMENTS
     Statements of Net Assets Available for Benefits......................................4
     Statements of Changes in Net Assets Available for Benefits...........................6
     Notes to Financial Statements........................................................8

SUPPLEMENTAL SCHEDULES
     Schedule 1 - Item 27a - Schedule of Assets Held for Investment Purposes.............16
     Schedule 2 - Item 27d - Schedule of Reportable (5%) Transactions....................18

CONSENT OF WIPFLI ULLRICH BERTELSON LLP......................................... EXHIBIT 23

                       [WIPFLI ULLRICH BERTELSON LLP LOGO]


                          INDEPENDENT AUDITOR'S REPORT


Board of Trustees
F&M Employees' Retirement and
  Savings Plan and Trust
Kaukauna, Wisconsin


We have audited the accompanying statements of net assets available for benefits of F&M Employees' Retirement and Savings Plan and Trust as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1998, was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1998, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Wipfli Ullrich Bertelson LLP
Wipfli Ullrich Bertelson LLP

June 7, 1999
Appleton, Wisconsin

                            F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                               December 31, 1998
--------------------------------------------------------------------------------

                                                                            Growth
                                           Stable Asset   Conservative      Balance     Small-Cap    International  Equity Index
                                              Fund        Balance Fund       Fund      Equity Fund    Equity Fund      Fund
--------------------------------------------------------------------------------------------------------------------------------
Assets

Contributions receivable:
  Employer                                $   113,828     $   132,910     $   218,674   $   161,451   $    87,168   $   132,968
  Employee                                          0               0           1,408             0             0             0
Investments                                 1,854,765       3,015,740       6,418,015     3,108,964     1,326,505     3,428,233
Interest and dividends receivable                  31              36              85            74            55         7,228
Distributions receivable                          409             178             681             0         1,135             0
-------------------------------------------------------------------------------------------------------------------------------

  Total assets                              1,969,033       3,148,864       6,638,863     3,270,489     1,414,863     3,568,429
-------------------------------------------------------------------------------------------------------------------------------

Liabilities

Merged assets in transit                      171,237         112,970         350,573       193,470        39,516       693,162
-------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits         $ 1,797,796     $ 3,035,894     $ 6,288,290   $ 3,077,019   $ 1,375,347   $ 2,875,267
===============================================================================================================================



                                           International
                                           Value Equity        Employer     Participant
                                               Fund         Stock Account      Loans         Total
-------------------------------------------------------------------------------------------------------------------------------
Assets

Contributions receivable:
  Employer                                   $      0     $   668,998     $         0     $ 1,515,997
  Employee                                          0               0               0           1,408
Investments                                         0       6,025,931          41,962      25,220,115
Interest and dividends receivable                   0             176               0           7,685
Distributions receivable                            0               0               0           2,403
-------------------------------------------------------------------------------------------------------------------------------

  Total assets                                      0       6,695,105          41,962      26,747,608
-------------------------------------------------------------------------------------------------------------------------------

Liabilities

Merged assets in transit                            0          88,624               0       1,649,552
-------------------------------------------------------------------------------------------------------------------------------

Net assets available for                     $      0     $ 6,606,481     $    41,962     $25,098,056
benefits
===============================================================================================================================

See accompanying notes to financial statements.

                            F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                               December 31, 1997
--------------------------------------------------------------------------------

                                                            Smith Barney Corporate Trust Company
                                   -------------------------------------------------------------------------------------
                                                                     Growth
                                   Stable Asset     Conservative     Balance   Small-Cap    International   Equity Index
                                      Fund          Balance Fund      Fund    Equity Fund   Equity Fund        Fund
------------------------------------------------------------------------------------------------------------------------
Assets

Contributions receivable:
Employer                            $   121,365     $   116,443    $   185,961  $   139,173   $         0    $    40,281
Employee                                  1,567           2,815          4,999        4,945             0          2,015
Investments                           1,682,496       2,734,148      4,419,290    2,555,621             0        850,817
Interest and dividends receivable             0               0              0            0             0              0
Distributions receivable                    966               0              0            0             0              0
------------------------------------------------------------------------------------------------------------------------
Net assets available for
benefits                            $ 1,806,394     $ 2,853,406    $ 4,610,250  $ 2,699,739   $         0    $   893,113
========================================================================================================================

                                    International
                                    Value Equity       Employer      Participant
                                       Fund         Stock Account       Loans        Total
------------------------------------------------------------------------------------------------------------------------
Assets


Contributions receivable:
  Employer                          $    79,791     $   452,434    $         0   $ 1,135,448
  Employee                                2,648           3,995              0        22,984
Investments                           1,371,722       5,617,367         36,410    19,267,871
Interest and dividends receivable             0             207              0           207
Distributions receivable                      0               0              0           966
------------------------------------------------------------------------------------------------------------------------

Net assets available for
benefits                            $ 1,454,161     $ 6,074,003    $    36,410   $20,427,476
========================================================================================================================

See accompanying notes to financial statements.

                             F&M EMPLOYEES'RETIREMENT AND SAVINGS PLAN AND TRUST

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    Year Ended December 31, 1998
--------------------------------------------------------------------------------


                                                             Growth
                             Stable Asset    Conservative    Balance      Small-Cap     International   Equity Index
                                Fund         Balance Fund     Fund       Equity Fund     Equity Fund        Fund
--------------------------------------------------------------------------------------------------------------------
Additions:
 Contributions:
  Employer                    $   113,828    $   132,910     $   218,674   $  161,451   $    87,168    $   132,968
  Employee                         58,291        118,150         204,281      186,970        99,624        136,774
 Rollover                           7,621          5,156          10,181       35,231           109          4,232
 Interest and dividends             1,340          6,294          10,719        6,986         7,022         42,220
 Net appreciation
 (depreciation)
 of investments                    98,107        199,951         597,010        8,266      (167,847)       488,599
 Transfers from other funds         5,165          3,679           2,460       59,093     1,466,422        761,052
 Transfers from mergers of
 plans                            288,841        305,470         585,369      492,946       398,425        537,871
--------------------------------------------------------------------------------------------------------------------

    Total additions               573,193        771,610       2,628,694      950,943     1,890,923      2,103,716
--------------------------------------------------------------------------------------------------------------------

Deductions:
  Employee benefits and
  withdrawals                     216,536        424,086         668,856      274,303       140,773         97,834
  Trustee fees                      3,907          9,151          15,660        8,820         4,929          4,910
  Transfers to other funds        361,348        155,885         266,138      290,540       369,874         18,818
--------------------------------------------------------------------------------------------------------------------

    Total deductions              581,791        589,122         950,654      573,663       515,576        121,562
--------------------------------------------------------------------------------------------------------------------

Net additions (deductions)         (8,598)       182,488       1,678,040      377,280     1,375,347      1,982,154
Net assets available for
benefits at beginning             806,394        853,406       4,610,250    2,699,739             0        893,113
--------------------------------------------------------------------------------------------------------------------

Net assets available for
benefits at end               $ 1,797,796    $ 3,035,894     $ 6,288,290   $3,077,019   $ 1,375,347    $ 2,875,267
====================================================================================================================


                                 International     Employer
                                 Value Equity       Stock      Participant      Total
                                     Fund          Account        Loans
--------------------------------------------------------------------------------------------------------------------
Additions:
 Contributions:
  Employer                    $         0    $   668,998    $         0   $ 1,515,997
  Employee                              0        261,155              0     1,065,245
 Rollover                               0          9,746              0        72,276
 Interest and dividends                 0        160,438          4,950       239,969
 Net appreciation
 (depreciation)
 of investments                         0     (1,236,825)             0       987,261
 Transfers from other funds             0        624,915         35,101     2,957,887
 Transfers from mergers of
 plans                                  0        566,931         10,157     3,186,010
--------------------------------------------------------------------------------------------------------------------

    Total additions                     0      1,055,358         50,208    10,024,645
--------------------------------------------------------------------------------------------------------------------

Deductions:
  Employee benefits and
  withdrawals                           0        502,513         12,087     2,336,988
  Trustee fees                          0         11,813              0        59,190
  Transfers to other funds      1,454,161          8,554         32,569     2,957,887
--------------------------------------------------------------------------------------------------------------------

    Total deductions)           1,454,161        522,880         44,656     5,354,065
--------------------------------------------------------------------------------------------------------------------

Net additions (deductions)     (1,454,161)       532,478          5,552     4,670,580
Net assets available for
benefits at beginning           1,454,161      6,074,003         36,410    20,427,476
--------------------------------------------------------------------------------------------------------------------

Net assets available for
benefits at end               $         0    $ 6,606,481    $    41,962   $25,098,056
====================================================================================================================


See accompanying notes to financial statements.

                             F&M EMPLOYEES'RETIREMENT AND SAVINGS PLAN AND TRUST

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    Year Ended December 31, 1997
--------------------------------------------------------------------------------

                                                                Smith Barney Corporate Trust Company
                                     -------------------------------------------------------------------------------------
                                                                      Growth
                                     Stable Asset      Conservative   Balance    Small-Cap    International   Equity Index
                                        Fund          Balance Fund     Fund     Equity Fund   Equity Fund        Fund
--------------------------------------------------------------------------------------------------------------------------
Additions:
 Contributions:
  Employer                            $   121,365    $   116,443   $   185,961   $   139,173   $         0    $    40,281
  Employee                                 72,500        102,713       183,388       146,563        20,294         26,676
  Rollover                                  1,544          5,821         5,961         8,029            67            105
  Interest and dividends                    5,848              0             0             0             0              0
  Net appreciation
  (depreciation) in fair                   99,453        425,856       884,673       401,589       (37,662)        27,402
  Transfers from other
  funds                                    20,619        316,690       461,180       296,881        80,673        801,107
  Transfers from mergers
  of plans                                388,770          7,226         9,287         3,944         1,972              0
--------------------------------------------------------------------------------------------------------------------------

     Total additions                      710,099        974,749     1,730,450       996,179        65,344        895,571
--------------------------------------------------------------------------------------------------------------------------

Deductions:
  Employee benefits and withdrawals       213,867        181,950       180,912        74,469         7,796              0
  Trustee fees                              4,702         20,936        34,016        18,210         2,320          1,409
  Transfers to other funds              1,763,346        243,447       595,486        72,953     1,140,041          1,049
--------------------------------------------------------------------------------------------------------------------------

     Total deductions                   1,981,915        446,333       810,414       165,632     1,150,157          2,458
--------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)             (1,271,816)       528,416       920,036       830,547    (1,084,813)       893,113
Net assets available for
benefits at beginning                   3,078,210      2,324,990     3,690,214     1,869,192     1,084,813              0


Net assets available for
benefits at end                       $ 1,806,394    $ 2,853,406   $ 4,610,250   $ 2,699,739   $         0    $   893,113
==========================================================================================================================


                                      International    Employer
                                      Value Equity      Stock      Participant     Total
                                         Fund          Account       Loans
--------------------------------------------------------------------------------------------------------------------------
Additions:
 Contributions:
  Employer                            $    79,791    $   452,434   $         0   $ 1,135,448
  Employee                                 56,579        127,276             0       735,989
  Rollover                                  6,782          4,963             0        33,272
  Interest and dividends                        0        104,042         2,304       112,194
  Net appreciation
  (depreciation) in fair                   38,297      1,764,477             0     3,604,085
  Transfers from other
  funds                                 1,361,072        578,311        27,167     3,943,700
  Transfers from mergers
  of plans                                      0         10,939             0       422,138
--------------------------------------------------------------------------------------------------------------------------

     Total additions                    1,542,521      3,042,442        29,471     9,986,826
--------------------------------------------------------------------------------------------------------------------------

Deductions:
  Employee benefits and withdrawals        39,594        124,204             0       822,792
  Trustee fees                              6,129          8,487             0        96,209
  Transfers to other funds                 42,637         84,741             0     3,943,700
--------------------------------------------------------------------------------------------------------------------------

     Total deductions                      88,360        217,432             0     4,862,701
--------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)              1,454,161      2,825,010        29,471     5,124,125
Net assets available for
benefits at beginning                           0      3,248,993         6,939    15,303,351
--------------------------------------------------------------------------------------------------------------------------

Net assets available for
benefits at end                       $ 1,454,161    $ 6,074,003   $    36,410   $20,427,476
==========================================================================================================================



See accompanying notes to financial statements.

                                                        F&M EMPLOYEES'RETIREMENT

                                                      AND SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          METHOD OF ACCOUNTING

          The financial records of F&M Employees' Retirement and Savings Plan and Trust (the "Plan") are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

          INVESTMENT VALUATION

          Investments are stated at fair value. Common stocks including F&M Bancorporation, Inc. common stock and government obligations are valued at the last reported bid price. Mutual funds are carried at current value which represents the quoted market values of the underlying investments. Guaranteed interest contracts are stated at contract value which represents contributions, plus interest, less administrative expenses. Short-term securities are carried at cost which approximates fair value. For investments in securities which do not have an established market, the trustee of the Plan establishes a fair value.

          Unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

          MERGED ASSETS IN TRANSIT

          Merged assets in transit represent assets transferred into the Plan from other retirement plans offered at recently acquired subsidiaries of F&M Bancorporation, Inc. These other plans were merged into the Plan effective January 1, 1999. Assets transferred prior to January 1, 1999, are shown as a liability as they are not plan net assets at December 31, 1998.

          USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

                                                        F&M EMPLOYEES'RETIREMENT

                                                      AND SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2    PLAN DESCRIPTION

          The following description of F&M Employees' Retirement and Savings Plan and Trust provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

          GENERAL

          The Plan is a defined contribution plan covering substantially all full-time employees of F&M Bancorporation, Inc. and its various subsidiaries who have completed 1,000 hours within six months of the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered at the direction of a committee consisting of three individuals appointed by the Board of Directors of F&M Bancorporation, Inc.

          EMPLOYER CONTRIBUTION

          The employer's annual contribution is discretionary and is determined by the Board of Directors of F&M Bancorporation, Inc.

          EMPLOYEE CONTRIBUTIONS

          Participants may elect to have a portion of their annual compensation contributed on their behalf. Amounts contributed are deducted from gross wages for each payroll period and deposited with the trustee.

          EMPLOYER MATCHING

          The employer makes a discretionary matching contribution based on employee salary deferral contributions up to the first 6% of employee compensation.

                                                        F&M EMPLOYEES'RETIREMENT

                                                      AND SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2    PLAN DESCRIPTION (Continued)

          PARTICIPANTS' ACCOUNTS

          Each participant's account is credited with the contributions which are defined above, plan earnings (allocated based on adjusted beginning of year account balances), and forfeitures of terminated participants' nonvested accounts.

          Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with similar length loans made by the trustee. Principal and interest are paid ratably. Whenever possible, repayment will be through monthly payroll deductions.

          On April 1, 1998, the Plan transferred its investments from Smith Barney Corporate Trust Company to F&M Trust Services. F&M Trust Services is a subsidiary of F&M Bancorporation, Inc., the Plan's sponsor. The general investment options available to participants did not change with the introduction of the new trustee. The specific investments held within each general investment option did change when the assets were transferred to F&M Trust Services.

          The Plan allows participants to select their investment options from one or more of the following funds:

               Stable Asset Fund - Invested primarily in contracts (including guaranteed investment contracts [GICs], alternative synthetic GIC contracts, and bank investment contracts [BICs]) issued by high-quality companies and banks, and in cash equivalents.

               Conservative Balanced Fund - Invested primarily in long-term bonds, cash equivalents, and equity investments.

               Growth Balanced Fund - Invested primarily in a diversified portfolio of growth stocks, bonds with varying maturities up to 30 years, and cash equivalents.

               Small-Cap Equity Fund - Invested primarily in growth stocks of companies of varying size and in cash equivalents.

               International Equity Fund - Invested primarily in a diversified portfolio of international equities as evidenced by American Depository Receipts (ADRs). ADRs trade as U.S. share equivalents backed by specific shares of the underlying foreign security.

                                                        F&M EMPLOYEES'RETIREMENT

                                                      AND SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 2    PLAN DESCRIPTION (Continued)

          PARTICIPANTS' ACCOUNTS (Continued)

               Equity Index Fund - Invested in all 500 of the stocks in the Standards & Poor's 500 Composite Stock Index.

               International Value Equity Fund - Invested primarily in foreign entities which provide long-term capital growth.

               Employer Stock Account - Contributions to the employer stock account are used to purchase F&M Bancorporation, Inc. common stock. This account also carries some balances in interest-bearing mutual funds. Beginning in 1996, participants have the option of investing their contributions and the employer's discretionary contributions in the employer stock account. All matching contributions continue to be invested in this account.

               Participant Loans - Invests in loans to participants.

          VESTING

          The employer discretionary contribution portion of each participant's account balance becomes 100% vested after five years of credited service. The employees' salary deferral contribution and the employer matching contribution portion of each participant's account balance is 100% vested immediately.

          PLAN BENEFITS

          Plan benefits are available at normal retirement (age 63), deferred retirement, early withdrawal, disability retirement, death, or termination of employment with vested interests.

          Participants may elect to receive benefit payments in the form of a lump-sum distribution or in installments.

          PLAN EXPENSES

          Investment advisory fees charged by the trustee are paid out of plan assets. Administrative expenses and fidelity insurance premiums are paid by F&M Bancorporation, Inc., the Plan's sponsor.

                                                       F&M EMPLOYEES' RETIREMENT

                                                      AND SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2    PLAN DESCRIPTION (Continued)

          PLAN TERMINATION

          The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.

NOTE 3    INVESTMENTS

          A summary of investments at December 31 follows:


             Investments at Fair Value as
          Determined by Quoted Market Price                 1998                       1997

---------------------------------------------------------------------------------------------------------------------
Common trust funds                                       $ 11,843,896                 $         0
Common stock                                                5,913,936                   5,594,629
Insurance contracts                                           137,522                     131,925
Mutual funds                                                7,282,799                  13,504,907
---------------------------------------------------------------------------------------------------------------------

Totals                                                     25,178,153                  19,231,461
---------------------------------------------------------------------------------------------------------------------

           Investments at Cost Which
            Approximate Fair Value
---------------------------------------------------------------------------------------------------------------------

Participant loans                                              41,962                      36,410
---------------------------------------------------------------------------------------------------------------------

Total investments                                        $ 25,220,115                 $19,267,871
=====================================================================================================================

                                                       F&M EMPLOYEES' RETIREMENT

                                                      AND SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3    INVESTMENTS (Continued)

          During 1998 and 1997, the Plan's investments (including investments bought or sold during the year as well as those held at year-end) appreciated (depreciated) as follows:


                  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE

            Investments at Fair Value as                             Years Ended December 31,
                                                           -----------------------------------------
          Determined by Quoted Market Price                       1998                1997
----------------------------------------------------------------------------------------------------
Common stock                                                 ($1,236,825)         $ 1,764,477
Mutual funds                                                   2,224,086            1,839,608
----------------------------------------------------------------------------------------------------

Net appreciation                                             $   987,261          $ 3,604,085
====================================================================================================


The following is a schedule of investments as of December 31, 1998 and 1997, that individually represent 5% or more of the Plan's net assets:


                                                                               1998
                                                              --------------------------------------
                                                                Asset Fair            Percent of
                                                                  Value               Net Assets
----------------------------------------------------------------------------------------------------
F&M Trust Services:
Stable Asset Fund                                                 $1,541,814               6.1
Conservative Balanced Fund                                         2,892,759              11.5
Growth Balanced Fund                                               6,050,281              24.1
Small-Cap Equity Fund                                              2,900,856              11.6
Vanguard Index Tr 500 Portfolio                                    2,707,544              10.8
Jacobs International Equity                                        1,270,376               5.1
Federated Governmental Obligations Fund                            1,733,358               6.9
F&M Bancorporation, Inc. Common Stock                              5,913,936              23.6

                                                        F&M EMPLOYEES'RETIREMENT

                                                      AND SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3    INVESTMENTS (Continued)

                                                                             1997
                                                          ---------------------------------------
                                                                 Asset Fair          Percent of
                                                                    Value            Net Assets
-------------------------------------------------------------------------------------------------
Smith Barney Corporate Trust Company:
 Stable Asset Fund                                               $1,550,571                7.6
 Conservative Balanced Fund                                       2,734,148               13.4
 Growth Balanced Fund                                             4,419,290               21.6
 Small-Cap Equity Fund                                            2,555,621               12.5
 International Value Equity Fund                                  1,371,722                6.7
 F&M Bancorporation, Inc. Common Stock                            5,594,629               27.4


NOTE 4    TRANSACTIONS WITH PARTIES-IN-INTEREST

          F&M Bancorporation, Inc. and its subsidiaries serve as sponsors of the Plan. The Plan had the following transactions with these parties-in-interest:

          1998

          - Purchased 44,400 shares of F&M Bancorporation, Inc. common stock valued at $1,774,740 with employee and employer contributions.

          - Received 17,568 shares of F&M Bancorporation, Inc. as a stock dividend.

          - Distributed 5,463 shares of F&M Bancorporation, Inc. common stock to participants.

          - Sold 0.4 shares of F&M Bancorporation, Inc. common stock valued at a cost of $10.

          - Recognized dividend income totaling $152,969 from F&M Bancorporation, Inc. common stock.

                                                       F&M EMPLOYEES' RETIREMENT

                                                      AND SAVINGS PLAN AND TRUST

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4    TRANSACTIONS WITH PARTIES-IN-INTEREST (Continued)

          1997

          - Purchased 32,600 shares of F&M Bancorporation, Inc. common stock valued at $1,035,655 with employee and employer contributions.

          - Received 11,796 shares of F&M Bancorporation, Inc. as a stock dividend.

          - Recognized dividend income totaling $101,566 from F&M Bancorporation, Inc. common stock.

NOTE 5    RECONCILIATION TO FORM 5500

          For 1998 and 1997, there are account classification differences between these accompanying financial statements and Items 31 and 32 of Form 5500, which were prepared by the trustee. These financial statements balance in total with the Form 5500.

NOTE 6    TAX-EXEMPT STATUS OF THE PLAN

          On November 18, 1996, the Internal Revenue Service declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

                            F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST
                                             Plan's EIN #39-1365327    Plan #002

         SCHEDULE 1 - ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                               December 31, 1998
--------------------------------------------------------------------------------


  IDENTITY OF ISSUE, BORROWER, LESSOR, OR    DESCRIPTION OF INVESTMENTS INCLUDING MATURITY DATE,         COST      CURRENT VALUE
              SIMILAR PARTY                  RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
--------------------------------------------------------------------------------------------------------------------------------
F&M Trust Services                           1,733,358 units - Federated Governmental Obligation Fund    1,733,358  $ 1,733,358
F&M Trust Services                           284,161 units - Conservative Balanced Fund                  2,841,371    2,892,759
F&M Trust Services                           501,682 units - Growth Balanced Fund                        5,023,732    6,050,281
F&M Trust Services                           315,997 units - Small-Cap Equity Fund                       3,150,651    2,900,856
F&M Trust Services                           29,707 units - Reserve Deposit Account                         29,707       29,707
Vanguard                                     23,761 units - Vanguard Index Tr 500 Portfolio              2,440,182    2,707,544
UAM Trust Company                            138,513 units - Jacobs International Equity                 1,627,278    1,270,376
Firstar                                      77,323 units - Stable Asset Fund                            1,501,048    1,541,814
F&M Bancorporation, Inc.                     195,502 shares - Common Stock                               4,745,909    5,913,936
Travelers Insurance Company                  137,522 units - Annuity Contract                              137,522      137,522
Participant Loans                                                                                           41,962       41,962
--------------------------------------------------------------------------------------------------------------------------------

                                             Total assets held for investment purposes                 $23,272,720  $25,220,115
================================================================================================================================

See Independent Auditor's Report

--------------------------------------------------------------------------------


Identity of Party Involved                               Description of Asset                                Purchase Price
---------------------------------------------------------------------------------------------------------------------------
F&M Trust Services                          1,873,122 units - Federated Governmental Obligation Fund          $1,873,122
F&M Trust Services                          139,765 units - Federated Governmental Obligation Fund                   N/A
F&M Trust Services                          318,300 units - Conservative Balanced Fund                         3,182,749
F&M Trust Services                          34,139 units - Conservative Balanced Fund                                N/A
F&M Trust Services                          564,439 units - Growth Balanced Fund                               5,651,826
F&M Trust Services                          62,757 units - Growth Balanced Fund                                      N/A
F&M Trust Services                          344,758 units - Small-Cap Equity Fund                              3,437,799
F&M Trust Services                          28,761 units - Small-Cap Equity Fund                                     N/A
Firstar                                     80,673 units - Stable Asset Fund                                   1,566,091
Firstar                                     3,351 units - Stable Asset Fund                                          N/A
UAM Trust Company                           159,615 units - Jacobs International Equity Fund                   1,875,184
UAM Trust Company                           20,760 units - Jacobs International Equity Fund                          N/A
Vanguard                                    24,461 units - Vanguard Index Tr 500 Portfolio                     2,510,688
Vanguard                                    989 units - Vanguard Index Tr 500 Portfolio                              N/A
F&M Bancorporation, Inc.                    44,400 shares - Common Stock                                       1,774,740
Smith Barney Corporate Trust Company        22,796 units - Stable Asset Fund                                     317,498
Smith Barney Corporate Trust Company        134,443 units - Stable Asset Fund                                        N/A
Smith Barney Corporate Trust Company        7,223 units - Conservative Balanced Fund                             317,499
Smith Barney Corporate Trust Company        69,443 units - Conservative Balanced Fund                                N/A
Smith Barney Corporate Trust Company        7,088 units - Growth Balanced Fund                                   531,094
Smith Barney Corporate Trust Company        66,904 units - Growth Balanced Fund                                      N/A
Smith Barney Corporate Trust Company        5,698 units - Small-Cap Equity Fund                                  583,921
Smith Barney Corporate Trust Company        30,918 units - Small-Cap Equity Fund                                     N/A
Smith Barney Corporate Trust Company        47,394 units - Equity Index Fund                                     728,459
Smith Barney Corporate Trust Company        102,938 units - Equity Index Fund                                        N/A
Smith Barney Corporate Trust Company        34,059 units - International Value Equity Fund                       423,318
Smith Barney Corporate Trust Company        143,953 units - International Value Equity Fund                          N/A
Smith Barney Corporate Trust Company        2,859,138 units - Reserve Deposit Account                          2,859,138
Smith Barney Corporate Trust Company        2,881,876 units - Reserve Deposit Account                                N/A

                                                       F&M EMPLOYEES' RETIREMENT

                                                      AND SAVINGS PLAN AND TRUST
                                             Plan's EIN #39-1365327    Plan #002

                SCHEDULE 2 - ITEM 27D - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                                    Year Ended December 31, 1998
--------------------------------------------------------------------------------

                                                                                   Current Value of
                                          Expense Incurred                             Asset on
    Selling Price         Lease Rental    With Transaction    Cost of Asset        Transaction Date       Net Gain or (Loss)
-----------------------------------------------------------------------------------------------------------------------------
        $      N/A              $ N/A               $   0        $ 1,873,122          $ 1,873,122            $      N/A
           139,765                N/A                   0            139,765              139,765                     0
               N/A                N/A                   0          3,182,749            3,182,749                   N/A
           342,300                N/A                   0            341,378              342,300                   922
               N/A                N/A                   0          5,651,826            5,651,826                   N/A
           640,000                N/A                   0            628,094              640,000                11,906
               N/A                N/A                   0          3,437,799            3,437,799                   N/A
           245,300                N/A                   0            287,148              245,300               (41,848)
               N/A                N/A                   0          1,566,091            1,566,091                   N/A
            66,300                N/A                   0             65,043               66,300                 1,257
               N/A                N/A                   0          1,875,184            1,875,184                   N/A
           191,527                N/A                   0            243,892              191,527               (52,365)
               N/A                N/A                   0          2,510,688            2,510,688                   N/A
           104,418                N/A                   0            101,475              104,418                 2,943
               N/A                N/A                   0          1,774,740            1,774,740                   N/A
               N/A                N/A                   0            317,498              317,498                   N/A
         1,918,556                N/A                   0          1,733,581            1,918,556               184,975
               N/A                N/A                   0            317,499              317,499                   N/A
         3,199,213                N/A                   0          2,237,949            3,199,213               961,264
               N/A                N/A                   0            531,094              531,094                   N/A
         5,508,826                N/A                   0          3,419,129            5,508,826             2,089,697
               N/A                N/A                   0            583,921              583,921                   N/A
         3,439,344                N/A                   0          2,370,673            3,439,344             1,068,671
               N/A                N/A                   0            728,459              728,459                   N/A
         1,794,706                N/A                   0          1,551,903            1,794,706               242,803
               N/A                N/A                   0            423,318              423,318                   N/A
         2,040,370                N/A                   0          1,766,722            2,040,370               273,648
               N/A                N/A                   0          2,859,138            2,859,138                   N/A
         2,881,876                N/A                   0          2,881,876            2,881,876                     0


See Independent Auditor's Report.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          F&M BANCORPORATION, INC.
                                           RETIREMENT AND SAVINGS PLAN



Date: June 23, 1999                       /s/ Daniel E. Voet
                                          --------------------------------
                                          Daniel E. Voet
                                           Plan Administrative Committee Member